UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No.__)

                    Under the Securities Exchange Act of 1934

                              CORECOMM INCORPORATED
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                  21868N106000
                                 (CUSIP Number)

                                 Karen C. Manson
                                    Secretary


                          Lehman Brothers Holdings Inc.
                      3 World Financial Center, 24th Floor
                               New York, NY 10285
                                 (212) 526-1936
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                 April 25, 1997

             (Date of Event which required Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7). NOT APPLICABLE.

CUSIP No. 21868N106000


1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Holdings Inc.
     13-3216325


2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
     OO

5) Check Box if Disclosure of Legal Proceedings is Requires
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)  Citizenship or Place of Organization
      Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)    Sole Voting Power
       -0-

8)   Shared Voting Power
       1,104,663

9)    Sole Dispositive Power
       -0-

10)  Shared Dispositive Power
       1,104,663

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      1,104,663

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     ----------------------------------------------------------------
       [ ]

13)  Percent of Class Represented by Amount in Row 9
     -----------------------------------------------
       8.34%

14)  Type of Reporting Person
       HC/CO




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 25, 1997


LEHMAN BROTHERS HOLDINGS INC.
By:  /s/ Karen C. Manson
         -------------------
Name:  Karen C. Manson
Title: Vice President and
       Secretary

CUSIP No.
21868N106000

1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Finance S.A.



2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
     OO

5) Check Box if Disclosure of Legal Proceedings is Requires
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)  Citizenship or Place of Organization
      Switzerland

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)    Sole Voting Power
        930,000

8)    Shared Voting Power
        -0-

9)    Sole Dispositive Power
       930,000

10) Shared Dispositive Power
      -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      930,000

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      [ ]

13) Percent of Class Represented by Amount in Row 9
      7.02%

14) Type of Reporting Person
       CO

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 25, 1997


Lehman Brothers Finance S.A.
By:  /s/ Karen C. Manson
         -------------------
Name:  Karen C. Manson
Title: Authorized Signatory

Schedule 13D

Item 1.  Security and Issuer

         This statement relates to the Common Stock, par value $.01 (the "Common Stock"), of CoreComm Incorporated, a Delaware corporation ("CoreComm"). The address of the principal executive offices of CoreComm is 110 East 59th Street, New York, NY 10022.

Item 2.  Identity and Background

         This statement is filed on behalf of the following entities:

         Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"), 3 World Financial Center
         200 Vesey Street
         New York, NY 10285

         Holdings through its domestic and foreign subsidiaries is a full-line securities firm. Holdings is the parent of Lehman Brothers Finance S.A.

         Lehman Brothers Finance S.A., a Swiss corporation, ("LBF"), 13 Route de Florissant
         7th Floor
         1211 Geneva 12 Switzerland

         LBF, a wholly owned subsidiary of Holdings, is engaged in the equity, swap and derivatives business.

         The names, residence or business addresses, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

         None of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source of Funds or Other Consideration

         The shares were acquired by LBF with internally generated funds. See Item 4.


Item 4.  Purpose of Transaction

         On April 25, 1997 LBF acquired in the ordinary course of its business an aggregate of 930,000 shares of Common Stock of CoreComm for $14.25 per share in two privately negotiated transactions: one for 850,000 shares with the Baron Asset Fund; and the other for 80,000 shares with the Baron Growth and Income Fund. Such acquisitions were made by LBF in connection with two three- month swap transactions related to CoreComm stock entered into by such funds with LBF on the same date. Such swaps were entered into in the ordinary course of LBF's business.

         The acquisition of CoreComm stock was incidental to LBF's swaps and derivatives business and was not made with an intention to control the issuer. Depending on the status of the related swap transactions, market and other conditions or events, LBF may sell some or all of such CoreComm shares in privately negotiated transactions, in broker's transactions, both on and off the exchange, or otherwise. In addition, LBF may, in the ordinary course of its business, acquire additional shares of CoreComm shares in privately negotiated transactions, in broker's transactions, both on and off the exchange, or otherwise.

         Lehman Brothers Inc. ("LBI"), a registered broker-dealer affiliate of LBF, acted as agent for the parties and received customary and usual fees for its services. LBI purchases, sells and holds CoreComm Common Stock for itself and its customers in the ordinary course of its business.

Item 5.  Interest in Securities of the Issuer

         (a) LBF holds 930,000 shares of CoreComm Common Stock, representing 7.02% of CoreComm Common Stock. Holdings indirectly holds 1,104,663 shares of CoreComm Common Stock, representing 8.34% of CoreComm Common Stock. Of such amount 7.02% is held by LBF and 1.32% is held by LBI, its broker-dealer subsidiary, in the ordinary course of its business.

         (b) LBF has sole voting power and sole investment power over its shares. Holdings has shared voting power and shared investmen power of shares held by its subsidiaries. See Item 4.

         (c)      See Item 4.

         (d) None of the Reporting Persons nor, to their knowledge, any of the persons listed in Appendix A hereto, knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.

                                                                    APPENDIX A

                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS



NAME / TITLE                                        BUSINESS ADDRESS

Michael L. Ainslie                           Lehman Brothers Holdings Inc.
Private Investor and former                     3 World Financial Center
President and Chief Executive                   New York, New York 10285
Officer of Sotheby's Holdings

John F. Akers                                Lehman Brothers Holdings Inc.
Retired Chairman of                             3 World Financial Center
International Business Machines                 New York, New York 10285
Corporation

Roger S. Berlind                             Lehman Brothers Holdings Inc.
Theatrical Producer                             3 World Financial Center
                                                New York, New York 10285

Thomas H. Cruikshank                         Lehman Brothers Holdings Inc.
Retired Chairman and Chief                      3 World Financial Center
Executive Officer of Halliburton                 New York, New York 10285
Company

Richard S. Fuld, Jr.                           Lehman Brothers Holdings Inc.
Chairman and Chief Executive                     3 World Financial Center
Officer of                                          New York, NY 10285
Lehman Brothers Holdings Inc.

Katsumi Funaki*                                Lehman Brothers Holdings Inc.
Senior General Manager of                        3 World Financial Center
International Business of the                       New York, NY 10285
Finance and Investment Planning
Office of Nippon Life

Henry Kaufman                                  Lehman Brothers Holdings Inc.
President of Henry Kaufman &                     3 World Financial Center
Company, Inc.                                       New York, NY 10285

John D. Macomber                               Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                3 World Financial Center
                                                    New York, NY 10285

Dina Merrill                                   Lehman Brothers Holdings Inc.
Actress and Director and Vice                    3 World Financial Center
Chairman of RKO Pictures, Inc.                     New York, NY 10285

Masataka Shimasaki*                          Lehman Brothers Holdings Inc.
Director and General Manager for                3 World Financial Center
the Americas of Nippon Life                        New York, NY 10285



                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS


NAME / TITLE                                          BUSINESS ADDRESS

Richard S. Fuld, Jr.                             Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer               3 World Financial Center
of Lehman Brothers Holdings Inc.                      New York, NY 10285


Jeremiah M. Callaghan                          Lehman Brothers Holdings Inc.
Chief of Operations and Technology                3 World Financial Center
                                                     New York, NY 10285

John L. Cecil
Chief Administrative Officer                   Lehman Brothers Holdings Inc.
                                                  3 World Financial Center
                                                     New York, NY 10285

Thomas A. Russo                                Lehman Brothers Holdings Inc.
Chief Legal Officer                               3 World Financial Center
                                                     New York, NY 10285

Charles B. Hintz                               Lehman Brothers Holdings Inc.
Chief Financial Officer                           3 World Financial Center
                                                     New York, NY 10285

-----
All above individuals are citizens of the United States except those individuals with an * who are citizens of Japan.

                          LEHMAN BROTHERS FINANCE S.A.

                               BOARD OF DIRECTORS


NAME                                                  BUSINESS ADDRESS

Peter A. Gamester*                                  Lehman Brothers Inc.
Director                                          One Broadgate
                                                     London EC2M 7HA, England

Heinz Schmid                                        Lehman Brothers Inc.
Director                                          13 Route de Florissant
                                                     1211 Geneva 12 Switzerland

Eric W. Fiechter                                    Lehman Brothers Inc.
Director                                          13 Route de Florissant
                                                     1211 Geneva 12 Switzerland


-----
Above individuals are citizens of Switzerland except those individuals with an * who are citizens of the United Kingdom.